Ref.: File no. 82-4025

GLOBEX

GMX	Toronto Stock Exchange
G1M	Frankfurt Stock Exchange
GLBXF	OTCQX – International Premier, USA

INTERIM REPORT

Nine months ended September 30, 2008 (Unaudited)

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of September 30, 2008 and 2007. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRISES INC., 86, 14TH STREET, ROUYN-NORANDA, QUEBEC J9X 2J1 CANADA

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

Period ending September 30, 2008 and year ending December 31, 2007

	2008 (Unaudited)	2007 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ **2,390,446**	$ 2,242,511
Cash restricted for flow-through expenditures (*note 6*)	**2,409,240**	2,477,000
Marketable securities	**3,452,412**	3,791,908
Accounts receivable	**269,797**	514,320
Quebec refundable tax credit and mining duties refunds	**86,112**	907,517
Prepaid expenses	**119,629**	4,629
	8,727,636	9,937,885
Reclamation bonds	**122,634**	109,665
Property and equipment	**544,806**	339,882
Mineral properties and deferred exploration expenses	**8,088,196**	5,936,787
	17,483,272	16,324,219
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**620,373**	981,617
Income tax payable	**1,240,557**	-
	1,860,930	981,617
Future income and mining taxes	**1,677,846**	700,793
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 18,342,574 common shares		
(2007 - 17,822,674 common shares) (*note 7*)	**45,034,475**	44,566,116
Contributed surplus	**2,593,504**	2,500,455
Deficit	**(30,996,838)**	(33,955,212)
Accumulated other comprehensive income (*note 11*)	**(2,686,645)**	1,530,450
	13,944,496	14,641,809
	17,483,272	16,324,219

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income

Periods ended September 30, 2008 and 2007

	Three months		Nine months	
(Unaudited)	**2008**	2007	**2008**	2007
Revenues				
Option income	**$ 65,000**	$ -	**$ 4,311,018**	$ 127,000
Metal royalty income	**48,540**	10,163	**928,621**	27,016
Gain on sale of marketable securities	**10,375**	423,900	**69,662**	538,487
Interest income	**43,332**	40,934	**124,120**	119,942
Other	**7,201**	-	**21,009**	25,379
	174,448	474,997	**5,454,430**	837,824
Expenses				
Amortization	**15,340**	11,027	**41,296**	26,748
(Gain) loss on foreign exchange translation	**(22,486)**	21,486	**(37,911)**	37,439
Administration costs	**124,816**	154,346	**474,268**	390,937
Professional fees and outside services	**146,374**	51,447	**407,446**	260,002
Stock-based compensation *(note 7)*	**-**	578,279	**95,192**	985,128
Write down of mineral properties and deferred exploration expenses	**26,363**	20,006	**84,668**	53,908
	290,408	836,591	**1,064,959**	1,754,162
Earnings (loss) before income and mining taxes	**(115,960)**	(361,594)	**4,389,471**	(916,338)
Future income and mining tax expense (recovery)	**(34,815)**	-	**1,346,097**	-
Net earnings (loss)	**(81,145)**	(361,594)	**3,043,374**	(916,338)
Net earnings (loss) per common shares *(note 8)*				
Basic	**-**	(0.02)	**0.17**	(0.05)
Diluted	**-**	-	**0.15**	-
Deficit				
Balance, beginning of period	**(30,830,693)**	(33,492,440)	**(33,955,212)**	(32,936,505)
Net earnings (loss)	**(81,145)**	(361,594)	**3,043,374**	(916,338)
Share issue expenses	**(85,000)**	(163,384)	**(85,000)**	(164,575)
Balance, end of period	**(30,996,838)**	(34,017,418)	**(30,996,838)**	(34,017,418)
Other comprehensive income, net of taxes				
Changes in unrealized gains on available-for-sale marketable securities				
Unrealized (losses) gains arising during the period, net of taxes for the quarter of $482,047 and $748,316 for the year	**(2,603,054)**	350,310	**(4,049,849)**	2,699,791
Reclassification in net earnings (loss) on gains realized from available-for-sale marketable securities, net of taxes for the quarter of $7,756 and $32,628 for the year	**(41,884)**	(139,432)	**(167,246)**	(209,756)
	(2,644,938)	210,878	**(4,217,095)**	2,490,035
Net earnings (loss)	**(81,145)**	(361,594)	**3,043,374**	(916,338)
Comprehensive (loss) income	**(2,726,083)**	(150,716)	**(1,173,721)**	1,573,697

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

Periods ended September 30, 2008 and 2007

	Three months		Nine months	
(Unaudited)	**2008**	2007	**2008**	2007
Operating activities				
Net earnings (loss)	**$ (81,145)**	$ (361,594)	**$ 3,043,374**	$ (916,338)
Items not affecting cash:				
Option income received in marketable securities	**-**	-	**(3,886,018)**	-
Amortization	**15,340**	11,027	**41,296**	26,748
Reinvested revenues on reclamation bond	**(5,386)**	6,946	**(12,969)**	13,331
Gain on sale of marketable securities	**(10,375)**	(423,898)	**(69,662)**	(538,487)
Write down of mineral properties and deferred exploration expenses	**26,363**	-	**84,668**	-
Future income and mining tax expense (recovery)	**(1,381)**	-	**105,540**	-
Stock-based compensation	**-**	578,279	**95,192**	985,128
Changes in non-cash operating working capital items *(note 12)*	**1,519,678**	554,550	**1,830,241**	753,241
	1,463,094	365,308	**1,231,662**	323,623
Financing activities				
Issuance of share capital	**2,122,565**	4,002,507	**2,119,064**	4,042,977
Share capital issue expenses	**(85,000)**	(163,384)	**(85,000)**	(164,575)
	2,037,565	3,839,123	**2,034,064**	3,878,402
Investing activities				
Acquisition of property and equipment	**(217,554)**	(222,651)	**(246,221)**	(231,706)
Deferred exploration expenses	**(674,509)**	(915,251)	**(2,226,214)**	(1,645,581)
Mineral properties acquisitions	**(4,260)**	(2,425)	**(10,245)**	(76,979)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration expenses	**-**	-	**-**	(30,957)
Proceeds on sale of marketable securities	**4,301,217**	4,368,260	**14,866,560**	4,540,367
Acquisition of marketable securities	**(6,327,028)**	(4,210,580)	**(15,569,431)**	(2,696,520)
Cash restricted for flow-through expenditures	**(1,456,024)**	(2,306,667)	**67,760**	(3,217,247)
	(4,378,158)	(3,289,314)	**(3,117,791)**	(3,358,623)
Net increase (decrease) in cash and cash equivalents	**(877,499)**	915,117	**147,935**	843,402
Cash and cash equivalents, beginning of period	**3,267,945**	258,498	**2,242,511**	330,213
Cash and cash equivalents, end of period	**2,390,446**	1,173,615	**2,390,446**	1,173,615

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Deferred Exploration Expenditures

Periods ended September 30, 2008 and 2007

	Three months		Nine months	
(Unaudited)	**2008**	2007	**2008**	2007
Current expenses				
Geology	**$ 69,069**	$ 129,920	**$ 218,887**	$ 243,700
Labour	**68,767**	57,968	**175,234**	98,240
Consulting	**17,140**	5,127	**33,736**	11,015
Geophysics	**6,022**	240,672	**436,829**	448,391
Drilling	**374,938**	333,584	**927,349**	599,729
Laboratory analysis	**51,360**	25,774	**139,535**	35,561
Core shack rental and storage	**50,281**	17,021	**76,925**	36,801
Equipment rental	**14,664**	12,798	**38,009**	31,255
Mining property tax	**4,995**	12,704	**32,330**	51,946
Transport & road access	**(18,119)**	4,079	**34,693**	9,225
Permits	**538**	1,190	**1,118**	2,102
Reports and maps	**2,659**	7,210	**5,440**	10,985
Supplies	**10,220**	19,025	**35,550**	28,371
Line cutting	**1,375**	22,694	**49,979**	42,264
Environmental rehabilitation	**20,600**	-	**20,600**	-
Prospecting	**-**	45,490	**-**	49,905
Total current exploration expenses	**674,509**	935,257	**2,226,214**	1,699,490
Deferred exploration expenses - beginning of period	**4,617,193**	2,350,699	**3,123,793**	1,620,369
Exploration expenses written down	**(26,363)**	(20,006)	**(84,668)**	(53,908)
Deferred exploration expenses - end of period	**5,265,339**	3,265,950	**5,265,339**	3,265,950

Notes to the Interim Consolidated Financial Statements

September 30, 2008 (unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, rare earth, nickel, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2007 Annual Report.

3. Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

4. Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

5. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

6. Cash restricted for flow-through expenditures

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at September 30, 2008, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $2,409,240 (2007 - $2,477,000).

Notes to the Interim Consolidated Financial Statements

7. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2008		2007	
Balance, beginning of year	**17,822,674**	**$ 44,566,116**	16,459,550	$ 38,983,570
Stock options exercised	**25,000**	**8,250**	335,000	375,608
Private placement (i)	**500,000**	**2,125,000**	806,724	4,000,007
Mining property acquisition	-	-	210,000	1,155,000
Purchase warrants exercised	-	-	11,400	51,931
Normal course issuer bid (ii)	**(5,100)**	**(12,436)**	-	-
Tax benefits renounced - flow-through (iii)	-	**(1,652,455)**	-	-
Balance, end of year	**18,342,574**	**45,034,475**	17,822,674	44,566,116

(i) During the quarter ended September 30, 2008, Globex issued 500,000 flow-through shares for a cash consideration of $2,125,000 (2007 - 806,724 flow-through shares for $4,000,007) before share issuance expenses.

(ii) As at September 30, 2008, Globex repurchased and cancelled 5,100 common shares under its normal course issuer bid (NCIB) for $12,436 ($2.44 per share). The book value of these shares is $12,699 ($2.49 per share).

(iii) In accordance with EIC 146, the Company recognizes the tax effect of flow through shares issued only when the Company files the renouncement documents with the tax authorities to renounce the tax credit associated with the expenditures. The tax effect of flow through shares issued in 2007 amounts to $1,070,163 and was recorded in January 2008. The tax effect of flow through shares issued during the third quarter of 2008 amounts to $582,292.

As at September 30, 2008, 36,100 (2007 - 411,100) common shares are held in escrow. With permission from the "Autorité des marchés financiers", 375,000 common shares issued as partial consideration for the Lyndhurst property were released from escrow. The remaining 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow.

Share purchase warrants

The Company has no warrants issued, exercised or expired during the period.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 880,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's outstanding stock options is presented below:

	2008		2007	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance, beginning of year	**2,415,500**	**$ 1.35**	2,625,500	$ 1.35
Expired	**(100,000)**	**5.03**	(100,000)	1.95
Exercised	**(25,000)**	**0.26**	(335,000)	0.43
Extended	-	-	100,000	1.95
Granted	**225,000**	**4.11**	125,000	5.03
Matured	**(250,000)**	**5.16**	-	-
Balance, end of year	**2,265,500**	**1.38**	2,415,500	1.67

Notes to the Interim Consolidated Financial Statements

The following table summarizes information about the stock options outstanding and exercisable as at September 30, 2008:

	Range of prices	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$	0.20 - 0.34	1,183,000	3.00	$ 0.31
	0.75 - 0.80	500,000	7.01	0.79
	1.95 - 2.99	125,000	2.21	2.16
	3.15 - 4.45	302,500	4.77	4.02
	5.00 - 6.81	155,000	1.71	5.71

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. The Company granted 225,000 stock options to service providers and employees during the second quarter of 2008. Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	2008	2007
Expected dividend yield	**nil**	nil
Expected stock price volatility	**67.4%**	85.8%
Risk free interest rate	**2.78%**	4.06%
Expected life	**1.22 years**	3 years
Total stock-based compensation	**$ 95,192**	$ 985,128

8. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months		Nine months	
	2008	2007	**2008**	2007
Numerator				
Net earnings (loss) for the year	**$ (81,145)**	$ (361,594)	**$ 3,043,374**	$ (916,338)
Denominator				
Weighted average number of common shares - basic	**18,266,976**	16,918,611	**17,976,419**	16,703,265
Effect of dilutive shares [(i)]				
Stock options	**-**	-	**1,683,000**	-
Weighted average number of common shares - diluted	**18,266,976**	16,918,611	**19,659,419**	16,703,265
Basic net earnings (loss) per share	**-**	$ (0.02)	**$ 0.17**	$ (0.05)
Diluted net earnings per share	**-**	-	**$ 0.15**	-

(i) The stock options are not included in the computation of diluted loss per share in 2007 and the third quarter 2008 as their inclusion would be anti-dilutive.

Notes to the Interim Consolidated Financial Statements

9. Joint arrangements

On July 1, 2004, the Company entered into a joint arrangement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the expanded property package.

10. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2008	2007
Compensation - Jack Stoch, President and CEO	$ 119,997	$ 67,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	90,000	54,000
Rent - Core facility, core storage and equipment	24,500	17,625
Property - Building and land for core facilities	212,800	-
Cadillac - Wood Gold Mine property option	-	425,250
	447,297	564,375

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up. The Board of Directors approved the purchase of a building and land for core storage and working facility for $212,800, the value established by a licensed property evaluator.

11. Accumulated other comprehensive income

	2008	2007
Unrealized gains on available-for-sale marketable securities		
Balance, beginning of year	$ 1,530,450	$ -
2007 changes in accounting policies	-	168,216
	1,530,450	168,216
Net change during the year	(4,217,095)	1,362,234
Balance, end of year	(2,686,645)	1,530,450

12. Additional information to the cash flow statement

Changes in non-cash working capital items

	2008	2007
Accounts receivable	$ 244,523	$ (87,877)
Quebec refundable tax credit and mining duties refunds	821,405	243,169
Prepaid expenses	(115,000)	38,545
Accounts payable and accrued liabilities	879,313	559,404
	1,830,241	753,241

GLOBEX MINING ENTERPRISES INC.

Management Discussion and Analysis

THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.

For the nine (9) month period ended September 30, 2008

Management Discussion and Analysis of Financial Results for the nine month period ended September 30, 2008 should be read in conjunction with the Company's unaudited September 30, 2007 and audited December 31, 2007 financial statements and their notes. All Company public disclosure documents including the Annual Information Form and press releases are available on SEDAR. The Company website at www.globexmining.com includes all SEDAR published data and detailed property information.

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option partners. Two properties, that the Company holds royalties on, are now in production and seven other projects are currently in preproduction or are subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: In exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX in the USA.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

Results of Operations

Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters:

	2008			2007				2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$ 174,448	$ 693,753	$ 4,586,229	$ 341,945	$ 474,997	$ 160,305	$ 202,521	$ 578,333
Net earnings (loss)	(81,145)	118,013	3,006,506	17,935	(361,594)	(509,763)	(44,981)	724,938
Net earnings (loss) per share								
- basic	-	0.01	0.17	-	(0.02)	(0.03)	-	0.05
- diluted	-	0.01	0.15	-	-	-	-	0.03

During the third quarter 2008, Globex reported a net loss of $81,145, compared to a net loss of $361,594 in 2007. Revenue of $174,448 (2007 - $474,997) came from option income of $55,000 and 100,000 shares of C2C Gold Inc. valued at $10,000 (Blackcliff project), interest income of $43,332 and the gain on sale of marketable securities of

Strategic Resource Acquisition Corp. of $10,375. Royalty income of $48,540, from production at the Fabie Bay Mine, contained a price adjustment of ($170,636) related to 2nd quarter estimates. Total expenses for the quarter were $298,408 compared to $836,591 in 2007. The overall increase in costs, excluding the impact of stock-based compensation, was 12% due mainly to augmentation of employees and wage increases: stock-based compensation in 2008 was nil (2007 - $578,279).

Summary of Year to Date Results

As at September 30, 2008, Globex reported net earnings before income and mining taxes of $4,389,471 compared to a net loss of $916,338 in 2007. Option income of $4,311,018 (2007 - $127,000) includes 3,886,018 shares of First Metals Inc. valued at $1.00 per share and $250,000. In addition, Plato Gold Corp. continued the Vauquelin, township, option with a payment of $25,000; Animiki Mining Corporation Ltd. and C2C Gold Corporation Inc. option of the Blackcliff property, Malartic township, contributed $80,000 and 100,000 shares of C2C Gold Inc. valued at $0.10 per share, and a new option agreement with Ressources minières Processor inc. for the Bateman Bay and Grandroy properties in McKenzie and Roy townships, added $60,000 to option income.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

Metal royalty income totalled $928,621 at September 30, 2008 (2007 – $27,016). First Metals Inc. production from the Fabie Bay Mine, Hebecourt township, which officially reached commercial production effective March 1, 2008 has generated $883,734 for Globex based on the 2% metal royalty. Globex is also entitled to a 10% net profit royalty on all production from the Fabie Mine and the nearby Magusi River property, after the recovery of $10 million in capital cost by First Metals. On October 24th, the development work on the Magusi deposit was halted due to falling metal prices. Metal royalty income from Globex's Tennessee property generated $44,887. On October 9, 2008, due to low zinc prices, the Tennessee property was placed on temporary care and maintenance.

Gain on the sale of marketable securities of $69,662 (2007 - $538,487) resulted from the sale of Gold Bullion Development Corp., Rocmec Mining Inc., Altai Resources Corporation and Strategic Resource Acquisition Corporation shares. These shares were acquired when Optionees paid a portion of their option payments in common shares, recognized by the Company as income in the appropriate period.

Interest income of $124,120 (2007 – $119,942) was earned mainly from GIC's, owned to secure committed future exploration programs.

Total expenses to September 30, 2008 were $1,064,959 compared to $1,754,162 in 2007. Overall costs were 39% lower than the same period in 2007 due mainly to a reduction in stock-based compensation in 2008 to $95,192 (2007 - $985,128).

A stronger American dollar and Euro translated into a gain on foreign exchange of $37,911. The Company has Reclamation Bonds in US dollars and maintains limited foreign currency accounts, in US dollars and Euros.

Property and equipment additions in 2008 were $246,221 (2007 - $231,706). The Company acquired a building and land for core storage and working facility, a display booth for conference and convention use, office equipment and a used all terrain vehicle for exploration purposes. Amortization at $41,296 in 2008 was greater than 2007 by $14,548.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

As at September 30, 2008 deferred exploration expenditures at $2,226,214 exceeded 2007 exploration spending of $1,699,490. Globex's 2008 commitment to flow-through spending is now $2,409,240. The increase from the last quarter is due to a flow-through financing of $2,125,000. Mining property taxes totalled $32,330 (2007 - $51,946).

There were several highlights in 2008. First, Globex signed a binding Letter of Intent (the "LOI") with the hydrometallurgical research firm, Drinkard Metalox, Inc., pertaining to Globex's magnesite-talc property near Timmins, Ontario. Under the LOI, a joint venture was formed (75% Globex and 25% Drinkard Metalox) in order to perform test work, and if successful, monetize a patented hydrometallurgical process to produce magnesium compounds and high brightness talc from the property. During the third quarter of 2008, laboratory scale test was completed. Results were positive and test work moved on to the next phase; bench scale testing. Globex engaged Aker Metals, a division of Aker Solutions Canada Inc., to oversee the application of the process technologies.

On November 3, 2008, Globex announced the engagement of KPMG Corporate Finance LLC as exclusive financial advisor to help arrange financing of Globex's magnesite-talc project. KPMG has assigned a dedicated team to work with Globex to move the program toward production.

First Metals Inc. achieved commercial production at Globex's royalty generating Fabie Bay copper-silver deposit north of Rouyn-Noranda, Quebec. First Metals as per our contract, issued a share certificate for 3,886,018 First Metals shares to Globex representing 10% of their issued capital making Globex their largest shareholder. In addition to mining the Fabie Bay deposit, First Metals has been drilling off the adjacent Magusi Deposit and has performed geotechnical work in order to prepare it for production. They received the permit which allowed them to sink a ramp on the zone, bulk sample it and prepare for commercial production, but due to falling base metal prices, the operation was halted until metal prices recover. First Metals also received a new Magusi Deposit NI43-101 reserve calculation which has not been released as of yet. The result of the study and the infill drill campaign are thought to be positive.

At Globex's Russian Kid gold royalty property west of Rouyn-Noranda, Quebec, Rocmec Mining Inc. has purchased a 75 tonne per day mill, for installation underground at the mine, and is expected to be operational in November 2008. If Rocmec is successful, Globex could start to receive regular royalty payments from this project before the end of the year.

Plato Gold Corporation completed their 5,000 metre drill program on Globex's Nordeau properties. Results were reported on Plato's quarterly report as being mixed. More work is planned.

Plunging zinc prices negatively affected the viability of Strategic Resource Acquistion Corporation's zinc mine in Tennessee, on which Globex holds a royalty interest. This led to the closing of the mine in the fourth quarter. The fate of the mine is uncertain at this point as zinc prices have continued to fall into the fourth quarter.

Globex reviewed the results of work recently undertaken on its 20,000 hectares Hunters Point property where significant values were encountered on surface of uranium, gold and rare earths. Globex decided to shallowly drill at least one occurance in a 6 hole program which commenced in the fourth quarter. Former property optionee, Noront Resources Ltd., undertook significant geophysical and geological exploration on portions of the property with the discovery of important uranium, gold and rare earth occurrences.

Due diligence by partners on Globex's Blackcliff, Grandroy and Bateman Bay properties was completed in the fourth quarter. Ressources minières Processor inc. has begun the purchase of equipment in order to install a mill in Chibougamau to treat Bateman Bay and Grandroy ore.

At Globex's Wood-Pandora 50/50 joint venture property with Queenston Mining Inc., metallurgical testwork was completed by SGS Lakefield Research Limited. A final draft of the report is in preparation and will be delivered in the fourth quarter. This test work will allow Globex and Queenston to plan the next steps. Laboratory recovery rates have metallurgical test work was been above expectations. Also, 2,668 metres of infill drilling was commenced at the Ironwood gold deposit with initial results released in a press release dated July 9, 2008. Drill intersections of up to 15 metres grading 15.27 g/t, Au (0.45 oz/t Au over 49.2 feet) were reported confirming and detailing the continuity of gold values between previously reported holes. A National Instrument 43-101 compliant technical report was received at the end of February for the Cadillac township, Quebec, Ironwood gold deposit. The report, dated February 26, 2008, estimates that 243,200 tonnes of an "Inferred Mineral Resource" has been outlined grading 17.26 grams per tonne gold. This report was posted on SEDAR as of March 19, 2008.

Line cutting was completed on the Lyndhurst base metal project in Destor and Poularies townships, Quebec, in late 2007. An advanced, deep sensing, induced polarization (IP), resistivity and magnetotelluric resistivity (MT) survey contract was completed with Quantec Geoscience Inc. The Titan 24 survey covered the previously shallowly mined Lyndhurst shaft area as well as Globex's deep massive sulphide "Moses Zone" discovery. Review and compilation, was completed on the known shallow massive sulphide mineralization in the area of the Lyndhurst shaft. In the area of the # 1 Copper Silica Zone, stripping, mapping and sampling was completed. In the fourth quarter diamond drilling was started in the area of the old mine, based upon the results of the compilation work.

A preliminary analysis was made on the high grade Rousseau gold deposit. It was decided that further drilling was warranted below the known zone which was started in the fourth quarter.

The field work component of exploration on the Parbec gold project in Malartic township, Quebec was completed in late February 2008. Six diamond drill holes were done totalling 3,722 meters in widely spaced drilling on the gold localizing Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at its northern boundary. In addition the property has a 580 meter long decline which was driven by previous operators to a vertical depth of about 100 meters in the southern wall rock of this shear structure. Assays results were not encouraging. The new data will be incorporated into Globex's data base in order to define additional drill targets. Maps and reports of geophysical work carried out by Larder Geophysics have been received, consisting of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys. To date, no economic gold intersections have been encountered in the wide spaced drill program.

An agreement to option a base metal project in the Cheticamp area of the Cape Breton Highlands was completed. Diamond drill testing of the project began in July. The drill equipment was moved to the French Village project in Nova Scotia, in order to test an area of historical trenching. Drilling was completed on these properties and results were mixed with several narrow mineralised zones encountered.

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero cost as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example, the Mooseland property in Halifax county; and 3) According to Canadian generally accepted accounting principles, if no significant work has been done on a mineral property in the past 3 years, it must be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The involvement of Jack Stoch, President, Dianne Stoch, Secretary-Treasurer and Debra Turpin, Controller, in the design and operation of disclosure controls and procedures was effective at and for the quarter ending September 30, 2008 and provides reasonable assurance that all material information relating to the Company is disclosed.

Internal Control over Financial Reporting

During the quarter ended September 30, 2008, the Company evaluated the design of internal controls over financial reporting for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these controls and procedures are adequate and provide a reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with Canadian GAAP.

Related Party Transactions

In 2008, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2008	2007
Compensation - Jack Stoch, President and CEO	$ 119,997	$ 67,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	90,000	54,000
Rent - Core facility, core storage and equipment	24,500	17,625
Property – Building and land for core storage	212,800	-
Cadillac - Wood Gold Mine property option	-	425,250
	$ 447,297	$ 564,375

The Board of Directors increased the annual compensation for Jack Stoch (President and CEO) to $160,000 and to $120,000 for Dianne Stoch (Secretary-Treasurer and CFO) for the 2008 fiscal year. The Board believes that the current compensation is more in line with the remuneration received by officers of mineral exploration peer group companies. In addition, the independent members of the board have approved the purchase of the rented core facilities for $212,800, the amount determined by an independent real estate appraiser.

Changes In Accounting Policy

Section 1506, Accounting Changes prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. The adoption of this Section had no impact on the consolidated financial position or results of operations for the period ended September 30, 2008.

Section 1535, Capital disclosures establishes disclosure requirements regarding an entity's capital, including (i) an entity's objectives, policies, and processes of managing capital; (ii) quantitative date about what the entity regards as capital; iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the consolidated financial position or results of operations for the period ended September 30, 2008.

Sections 3862 and 3863, Financial instrument - Disclosures and 3863 Financial Instruments - This presentation replaces Section 3861 Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standard has had no impact on the consolidated financial position or results of operations for the period ended September 30, 2008.

Future Accounting Changes

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Due to the volatile economic conditions precipitated by the credit crisis, we have purchased $3.3 million in financial instruments that are fully guaranteed by the Canadian Government. The Company's remaining financial assets are distributed between two Canadian banking institutions, members of the Canadian Deposit Insurance Corporation (CDIC): CDIC, a federal Crown Corporation, insures deposits to a maximum of $100,000 per individual institution.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

In 2008 the Company granted 225,000 stock options with an assigned fair value of $95,192. The detail of the grant is: 200,000 stock options to a service provider, exercisable at an average price of $4.14, with a 1 year term and 25,000 to an employee, exercisable at $2.99, for a 5 year period. The options granted were valued using the Black-Scholes option pricing model, with a volatility rate between 67% and 71%, a dividend yield of 0%, a risk free interest rate 2.78% and an expected life between 1 and 3 years. Stock options, assigned a fair value of $1,750, were exercised in 2008 and 350,000 stock options with a fair value of $805,949, expired and/or matured without being exercised.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Further, the determined fair value is charged to operations with an offsetting amount credited to Contributed Surplus. Upon exercise of an option, the corresponding fair value stored in Contributed Surplus is transferred to Capital Stock, recognizing the fair value cost of the stock issued. It should be noted however, that if an option matures without being exercised, the fair value credited to Contributed Surplus remains in that account ad infinitum.

Capital Stock

As at November 5, 2008, 18,338,574 common shares are issued and outstanding and 2,720,500 stock options remain outstanding for a fully diluted common share capital of 21,059,074.

In July 2008, Globex announced an agreement to issue up to 950,000 shares at a price of $4.25 per share by way of private placements of flow-though shares. On July 15, 2008, a 500,000 share, $2,125,000 tranche, closed with an institutional investor. A fee of 4%, $85,000, was paid to an arm's length financial advisor, Citadel Securities of Halifax, Nova Scotia.

On June 10, 2008, the "Autorité des marchés financiers" granted permission for the release of 375,000 shares from escrow. The interpretation of the escrow agreement, dated November 27, 1987, required commercial production at one of the Globex's properties. This condition was fulfilled by the commencement of commercial production on March 1, 2008 at the Fabie Bay Mine.

Under the Normal Course Issuer Bid ("NCIB") approved by the Toronto Stock Exchange ("TSX"), in force from February 15, 2008 to February 14, 2009, we may acquire our shares in the market for cash and subsequent cancellation. To date, 9,100 shares have been purchased and returned to treasury for cancellation at a cost of $19,579.

Liquidity and Working Capital

At September 30, 2008, the Company had cash and cash equivalents of $2,390,446 compared to $2,242,511 at December 31, 2007 excluding cash restricted for flow-through expenditures of $2,409,240 (2007 - $2,477,000). With September 2008 working capital of $6,866,706 (December 31, 2007 - $8,956,268) and exploration spending expected to exceed $2.4 million for 2008, already funded, the Company believes the cash position is adequate to meet current needs. Globex does not have any long-term debt or similar contractual commitments.

Marketable securities of $3,452,412 at September 30, 2008 include shares at a market valuation of $1,445,502 and term deposits and treasury bonds of $2,006,910.

Risks

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower or no revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. The recent weakness of the US dollar against the Canadian dollar shrinks potential metal revenues when translated into Canadian dollars while mining and exploration costs in Canadian dollars remain constant or actually increase. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: Following the last down-cycle in the metal market, many experienced mining exploration geologists and technicians changed careers. Some universities closed their geology departments. As a result of the cyclical nature of the business, it is very difficult to find and retain the experienced, competent individuals required to build a company. Salaries, benefits and working conditions have risen dramatically and need to be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, performance, business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this analysis are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and the Company disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

Outlook

The Company is optimistic about the future with a number of optionees at or approaching production or in the due diligence process.

First Metals Inc. declared commercial production on March 1, 2008 at its Fabie Mine in Hebecourt township. Production is subject to a 2% net metal return payable to Globex. A 10% net profit return is payable after the recoup of $10 million in capital costs by First Metals Inc. Ramping into the Magusi River deposit, which is subject to the same royalty and net profit terms as the Fabie, has been halted due to the decrease in base metal prices.

Strategic Resource Acquisition Corporation (SRA) is the owner of significant zinc assets in Tennessee, USA, on which Globex holds a gross metal royalty that has been registered against land titles. At the present zinc price, Globex's royalty is not payable. On October 9, 2008, the Tennessee property was placed on temporary care and maintenance due to low zinc prices. The future of the property and SRA are precarious.

A net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals is due from Rocmec Mining Inc. on all production from the Russian Kid Mine. Rocmec purchased a 75 tonne per day mill which is expected to be operational by November 2008. The permit to install and operate the mill was received.

2008 royalties from mine production are expected to provide the Company with a revenue stream to supplement its hard cash needs.

Our principal exploration focus continues to be the Wood-Pandora joint venture project, in Cadillac township: An independent NI 43-101 compliant resource evaluation of this mineralized body was completed in late February 2008 indicating a NI 43-101 conformable inferred resource of 243,000 tonnes grading 17.26 g/t Au. At least five other properties will be drilled in the fourth quarter. 2008 exploration is fully funded by 2007 and 2008 flow-through share financings. Significant work is on-going at the Lyndhurst, Cheticamp and Tonnancour properties as well as several others.

Globex has continued hydrometallurgical testing at the Drinkard Metalox laboratory in Charlotte, North Carolina. Initial test work is positive and we have moved to bench scale tests.

In the fourth quarter Globex announced the engagement of KPMG Corporate Finance LLC as exclusive financial advisor to help arrange financing of Globex's magnesite-talc project. KPMG has assigned a dedicated team to work with Globex to move the program toward production.

The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended September 30, 2008 and the fiscal year ended December 31, 2007 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2008 and/or 2007 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)	*(Signed)*
Jack Stoch	Dianne Stoch
Director	Director

DATED at Rouyn-Noranda, Quebec

November 5, 2008

END